EXHIBIT 99.1

SilverCrest Closes Arrangement with Coeur Mining

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – February 14, 2025 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce the completion of the previously announced plan of arrangement (the “Arrangement”) involving the Company and Coeur Mining, Inc. (“Coeur”), pursuant to which Coeur indirectly, among other things, acquired all of the issued and outstanding SilverCrest shares (the “SilverCrest Shares”).

Pursuant to the Arrangement, SilverCrest shareholders were entitled to receive 1.6022 shares of Coeur common stock for each SilverCrest Share held (the “Consideration”). The SilverCrest Shares are expected to be delisted from the Toronto Stock Exchange and the NYSE American within two to three business days following the date hereof. SilverCrest will also apply to cease to be a reporting issuer in the applicable jurisdictions of Canada in which it is currently a reporting issuer.

Further details of the Arrangement are set out in SilverCrest’s management information circular dated as of January 8, 2025 (the “Circular”) and related continuous disclosure documents, which are available on SEDAR+ at www.sedarplus.ca under SilverCrest’s profile and on EDGAR at www.sec.gov. Shareholders are reminded to review the Circular in respect of the procedure for receiving the Consideration for their SilverCrest Shares. Registered shareholders (your SilverCrest Shares are held by you in physical form or you have a direct registration system advice) must complete, sign and return the letter of transmittal, along with their share certificate(s) or DRS advice(s), to Computershare Investor Services Inc., the depositary for the Arrangement. Non-registered shareholders (your SilverCrest Shares in a held with a broker, bank or other intermediary) should contact their intermediaries for instructions and assistance in receiving the Consideration for such SilverCrest Shares.

If any shareholder has questions, please contact Computershare Investor Services Inc., at 1-800-564-6253 (North America toll free) or 1-514-982-7555 (outside North America), or by email at corporateactions@computershare.com.

Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. The words “potential”, “expected” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. These include, without limitation, statements with respect to the expected timing of delisting from stock exchanges and SilverCrest’s application to cease to be a reporting issuer in the applicable jurisdictions of Canada in which it is currently a reporting issuer.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the risk of changes in governmental regulations or enforcement practices; the risks of mining activities; and the fact that operating costs and business disruption may be greater than expected following the completion of the Arrangement. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for the combined company’s operations, gold and silver market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in the Circular and SilverCrest’s annual information form for the year ended December 31, 2023, which are filed with the SEC and on SEDAR+ and available from SilverCrest’s website at www.silvercrestmetals.com under the “Investors” tab, and in other documents SilverCrest files with the SEC or on SEDAR+. All forward-looking statements speak only as of the date they are made and are based on information available at that time. SilverCrest does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.